August 11, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Cadiz Inc.
     Amendment No. 1 to Form S-3 Registration Statement
(incorrectly tagged
     as an amendment to a Form S-1 Registration Statement)
     SEC File No.: 333-136117

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Cadiz Inc. (the "Company") hereby requests the immediate withdrawal of Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-3 (File No. 333-136117) (the "Registration Statement"), which was initially filed with the Securities and Exchange Commission on August 10, 2006.

The Company requests the withdrawal of the Amendment because the Amendment was incorrectly tagged with the tag for an amendment to a Form S-1 registration statement. No securities have been sold in connection with the Amendment. On the date hereof the Company will file a corrective amendment that is properly tagged as an amendment to a Form S-3 registration statement.

If you have any questions or require additional information, please contact the undersigned at (213) 271-1600.

Sincerely,

CADIZ INC.

By: /s/ O'Donnell Iselin II
    ------------------------
    O'Donnell Iselin II
    Chief Financial Officer